UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                                        1-6155

                                                                  CUSIP NUMBER
                                                                          0263

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:        December 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Planned additional disclosure of Form 10-K items 10, 11, 12 and 13.

                   ----------------------------------

PART I - REGISTRANT INFORMATION

American General Finance Corporation
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Full Name of Registrant

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Former Name if Applicable

601 N.W. Second Street
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Address of Principal Executive Office (Street and Number)

Evansville, Indiana 47708
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City, State and Zip Code
<PAGE 2>

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

American General Finance Corporation ("the Registrant") will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2004 ("Form 10-K"), which was filed on March 7, 2005. The Registrant will file the amendment to its Form 10-K as a result of American International Group, Inc. ("AIG"), the Registrant's ultimate parent company, not filing its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed time period applicable to AIG. The amendment will add disclosure, which relates primarily to executive compensation.

The Registrant is not planning to make any changes to its previously filed financial statements or management's discussion and analysis set forth in its Form 10-K filed on March 7, 2005.

The planned amendment to the Form 10-K will add disclosure relating to:
1) Executive Officers and Directors, including ownership of certain securities; 2) executive compensation; 3) any related party transactions; and 4) a listing of subsidiaries of the Registrant. The aforementioned additional disclosure was properly omitted from the Form 10-K filed on March 7, 2005, when the Registrant relied on the reduced reporting rules available to wholly owned subsidiaries of publicly held entities.
<PAGE 3>

At this time, the Registrant does not have all of the necessary information prepared and confirmed relating to executive compensation to file the Amendment to its Form 10-K by March 31, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


   Timothy M. Hayes                812                  468-5059
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         (Name)                (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



           American General Finance Corporation
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       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 2005                     By /s/ Timothy M. Hayes
     ----------------------                   ------------------------
                                           Name:  Timothy M. Hayes
                                           Title: Senior Vice President
                                                  and General Counsel
<PAGE 4>

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).